Osler, Hoskin & Harcourt LLP
1000 de La Gauchetière Street West
Suite 2100
Montréal, Québec, Canada H3B 4W5
514.904.8100 MAIN
514.904.8101 FACSIMILE

File No. 82-3764

OSLER


05012550

Montréal
Toronto
Ottawa
Calgary
New York

November 11, 2005

François Paradis
Direct Dial: 514.904.5366
fparadis@osler.com
Our Matter Number: 1034079

SUPPL

SECURITIES AND EXCHANGE COMMISSION
Division of Corporation Finance
Judiciary Plaza
450 Fifth Street NW
Washington, DC 20549


SEC MAIL PROCESSING
RECEIVED
NOV 14 2005
WASH, D.C. 203 SECTION

Attention: Office of International Corporate Finance

Dear Sirs/Mesdames:

Re: National Bank of Canada (the "Bank")
Exemption pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934 (the "Exchange Act")

On behalf of the Bank, we hereby submit pursuant to Rule 12g3-2(b)(1)(iii) copies of documents that the Bank has made public or has distributed to its security holders since October 7, 2005. For your convenience, a list of these documents is provided in the attached Schedule A.

In accordance with Rule 12g3-2(b)(4), all information and documents included herewith are being furnished under Rule 12g3-2(b)(1) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Exchange Act.

Please acknowledge receipt of this letter by stamping the enclosed receipt copy and returning it in the enclosed pre-paid courier envelope.

If you have any questions or comments regarding this letter, feel free to contact the undersigned at the coordinates noted in the heading.

Yours very truly,

François Paradis
/sc
Encls.

PROCESSED
NOV 16 2005
THOMSON FINANCIAL

c: Ms. Mary Cascio *(without encls.)*
Ms. Valérie Pelletier *(with encls.)*

MONTREAL:520834.2

File No. 82-3764

OSLER

SCHEDULE A
November 11, 2005

NATIONAL BANK OF CANADA

INDEX OF DOCUMENTS FURNISHED PURSUANT TO RULE 12g3-2(b)(1)(iii)

Note: The documents enclosed herewith are presented in reverse chronological order according to the categories of disclosure requirements set forth in Schedule A attached to our letter dated April 29, 2005.

	DOCUMENT TYPE	DATE OF FILING	
		SEDAR	SCHEDULE "A" REFERENCE NUMBER
1.	Prospectus Supplement dated October 18, 2005 to Short Form Base Shelf Prospectus dated March 4, 2004	October 18, 2005	4.5
2.	Pricing Supplement No. 2 dated October 18, 2005 to Short Form Base Shelf Prospectus dated March 4, 2004 and Prospectus Supplement dated October 18, 2005	October 19, 2005	4.5
3.	Press Release announcing $500 million offering of Medium Term Notes	October 19, 2005	4.5

File No. 82-3764

PROSPECTUS SUPPLEMENT

(To Short Form Base Shelf Prospectus dated March 4, 2004)

This prospectus supplement, together with the short form base shelf prospectus dated March 4, 2004 to which it relates, as amended or supplemented, and each document deemed to be incorporated by reference into the short form base shelf prospectus, constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. No securities regulatory has expressed an opinion about these securities and it is an offence to claim otherwise.

The medium term notes to be issued hereunder have not been, and will not be, registered under the United States Securities Act of 1933, as amended and, subject to certain exceptions, may not be offered, sold or delivered, directly or indirectly, in the United States of America or for the account or benefit of U.S. persons. See "Plan of Distribution" in the short form base shelf prospectus dated March 4, 2004.

New Issue October 18, 2005



NATIONAL BANK OF CANADA

$2,000,000,000
Medium Term Notes
(subordinated indebtedness)

On October 18, 2005, National Bank of Canada appointed J.P. Morgan Securities Canada Inc. as dealer in accordance with the dealer agreement dated March 4, 2004, among the Bank and the dealers therein named. Accordingly, every reference to " Dealers" in the short form based shelf prospectus dated March 4, 2004, including this prospectus supplement, is to be read as including J.P. Morgan Securities Canada Inc. as of the date hereof.

Certificate of the Dealers

Dated: October 18, 2005

To the best of our knowledge, information and belief, the short form based shelf prospectus dated March 4, 2004, together with the documents incorporated therein by reference, as supplemented by the foregoing, will, as of the date of the last supplement to the prospectus relating to the securities offered by the prospectus and the supplement(s), constitute full, true and plain disclosure of all material facts relating to the securities offered hereby and by such supplement as required by the *Bank Act* (Canada) and the regulations thereunder and the securities laws of all provinces of Canada and will not contain any misrepresentation likely to affect the value or market price of the securities to be distributed.

J.P. MORGAN SECURITIES CANADA INC.

By: *(signed) Kenneth R. Knowles*

This pricing supplement, together with the short form base shelf prospectus dated March 4, 2004, the prospectus supplement dated October 18, 2005, and each document incorporated by reference therein, (the "Prospectus") constitutes a public offering of securities pursuant to the Prospectus only in the jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

The medium term notes (subordinated indebtedness) to be issued hereunder have not been, and will not be, registered under the United States Securities Act of 1933 (the "Notes"), as amended and, subject to certain exceptions, may not be offered, sold or delivered, directly or indirectly, in the United States of America or for the account or benefit of U.S. persons.

PRICING SUPPLEMENT NO. 2 DATED OCTOBER 18, 2005
(to short form base shelf prospectus dated March 4, 2004 and prospectus supplement dated October 18, 2005)



NATIONAL BANK OF CANADA

SERIES 4 MEDIUM TERM NOTES
(Subordinated Indebtedness)

CUSIP No.:	63306ZCN9
CURRENCY:	Canadian Dollars
PRINCIPAL AMOUNT:	$500,000,000
ISSUE PRICE:	$997.24
ORIGINAL ISSUE DATE:	November 2, 2005
INTEREST RESET DATE:	November 2, 2015
MATURITY DATE:	November 2, 2020
NET PROCEEDS TO THE BANK:	$496,620,000 (if the aggregate principal amount of the Notes is distributed)
INTEREST PAYMENT DATES:	From the date of issue to, but excluding, the Interest Reset Date, interest will be payable at the Initial Interest Rate semi-annually in arrears on the 2nd day of each of May and November. The initial interest payment payable on May 2, 2006 in respect of the period from the Original Issue Date to, but excluding, May 2, 2006 will be $23.31 for each $1,000 principal amount of Notes. From the Interest Reset Date to, but excluding, the Maturity Date, interest will be payable at the Floating Rate quarterly in arrears on the 2nd day of each of February, May, August and November with the first such payment on February 2, 2016.
INITIAL INTEREST RATE:	4.70% per annum.
YIELD TO INTEREST RESET DATE:	4.735%.
FLOATING RATE:	90-day Bankers' Acceptance Rate plus 1.00%.

The "90-day Bankers' Acceptance Rate", for any quarterly floating rate interest period, means the average bid rate of interest (expressed as an annual percentage rate) rounded to the nearest one-hundred thousandth of 1.00% (with .000005 per cent being rounded up) for Canadian dollar bankers' acceptances with maturities of three months which appears on the Reuters Screen CDOR Page (as defined below) as of 10:00 am., Montreal time, on the first business day of such quarterly interest period. If such rate does not appear on the Reuters Screen CDOR Page on such day, the 90-day Bankers' Acceptance Rate for such period

will be the average of the bid rates of interest (expressed and rounded as set forth above) for Canadian dollar bankers' acceptances with maturities of three months for same-day settlement as quoted by such of the Schedule I banks (as defined in the Bank Act (Canada)) as may quote such a rate as of 10:00 a.m., Montreal time, on the first business day of such quarterly interest period.

The "Reuters Screen CDOR Page" means the display designated as page "CDOR" on the Reuters Monitor Money Rates Service (or such other page as may replace the CDOR page on that Service) for purposes of displaying Canadian dollar bankers' acceptance rates.

REDEMPTION: The Bank may, at its option, with the prior approval of the Superintendent of Financial Institutions Canada (the "Superintendent"), redeem the Notes in whole at any time or in part from time to time by giving prior notice of not less than 30 days and not more than 60 days at a redemption price which, if the Notes are redeemed prior to November 2, 2015, is equal to the greater of the Canada Yield Price (as defined below) and the principal amount, or, if the Notes are redeemed on or after November 2, 2015, at the principal amount, together in each case with accrued and unpaid interest to but excluding the date fixed for redemption. In cases of partial redemption, the Notes to be redeemed will be selected by the Trustee by lot or in such other manner as the Trustee may deem equitable. Any Notes redeemed by the Bank will be cancelled and will not be reissued.

"Canada Yield Price" means a price equal to the price of the Notes, calculated on the business day preceding the day on which the redemption is authorized, to provide a yield from the date fixed for redemption to, but excluding, November 2, 2015 equal to the Government of Canada Yield, plus 16 basis points.

"Government of Canada Yield" means the yield from the date fixed for redemption to, but excluding, November 2, 2015 assuming semi-annual compounding, which an issue of non-callable Government of Canada bonds would carry on the remaining term to, but excluding, November 2, 2015. The Government of Canada Yield will be calculated by two independent Canadian investment dealers selected by the Trustee and approved by the Bank.

EXCHANGE OPTION: A holder of Notes will be entitled, but only upon notice from the Bank which may be given at various times only with the prior approval of the Superintendent, to exchange, without payment of additional consideration, all but not less than all, of such holder's Notes on the date specified in the notice for an equal aggregate principal amount of senior notes of the Bank, together with accrued and unpaid interest to the date of exchange. The material attributes of the senior notes will be the same as those of the Notes except that the senior notes will rank in priority to the Notes and equally with the other deposit liabilities of the Bank and will include events of default related to default in the payment of the principal or interest due thereon. Any such notice from the Bank must be given not less than 30 days but not more than 60 days prior to the date fixed for the exchange.

CONVERSION OPTION: A holder of Notes will be entitled, but only upon notice from the Bank which may be given at various times only with the prior approval of the Superintendent, to convert, without payment of additional consideration, all but not less than all, of such holder's Notes on the date specified in the notice for an equal aggregate principal amount of new notes issued by the Bank, together with accrued and unpaid interest to the date of conversion. Any such notice from the Bank must be given not less than 30 days but not more than 60 days prior to the date fixed for the conversion.

OPEN MARKET PURCHASES:	The Bank may at its option, with the approval of the Superintendent, purchase the Notes in the market or by tender or by private contract at such price or prices and upon such terms and conditions as the Bank in its absolute discretion may determine, subject however, to any applicable law restricting the purchase of Notes.
RATINGS:	The Notes have been assigned a preliminary rating of A– by Standard & Poor's Rating Services, A with a stable trend by Dominion Bond Rating Service Limited and A2 with a stable outlook by Moody's Investors Service, Inc.
DEALERS:	National Bank Financial Inc., CIBC World Markets Inc., RBC Capital Markets, BMO Nesbitt Burns Inc., HSBC Securities (Canada) Inc., Merrill Lynch Canada Inc., Scotia Capital Inc., TD Securities Inc., Laurentian Bank Securities Inc., Casgrain and Company Limited and J.P. Morgan Securities Canada Inc.
DEALERS' COMPENSATION:	0.40%

FORM: (X) Book Entry Only ( ) Fully Registered	METHOD OF DISTRIBUTION	(X) Agency ( ) Principal for Resale ( ) Direct

National Bank Financial Inc., one of the Dealers, is a wholly-owned subsidiary of the Bank. As a result, the Bank is a related and connected issuer of National Bank Financial Inc. under applicable securities legislation. The decision to distribute the Notes and the determination of the terms of the distribution were made through negotiations between the Bank on the one hand and the Dealers on the other hand. CIBC World Markets Inc., a dealer in respect of which the Bank is not a related or connected issuer, has participated in the structuring and pricing of the offering, and in the due diligence activities performed by the Dealers for the offering. National Bank Financial Inc. will not receive any benefit in connection with this offering other than a portion of the Dealers' fee payable by the Bank.

DOCUMENTS INCORPORATED BY REFERENCE

In addition to this pricing supplement, the following documents (which are not specifically listed in the Prospectus or any amendment or supplement delivered herewith) which have been filed by the Bank with the Superintendent and securities regulatory authorities in each province of Canada, are specifically incorporated by reference in the Prospectus as of the date of this pricing supplement:

(a) the Revised Annual Information Form of the Bank dated February 28, 2005;

(b) the Audited Consolidated Financial Statements of the Bank for the year ended October 31, 2004, which include comparative audited consolidated financial statements for the year ended October 31, 2003, together with the Management's Discussion and Analysis as contained in the Bank's Annual Report for the year ended October 31, 2004;

(c) the Auditors' Report issued to the shareholders of the Bank on the consolidated financial statements as at October 31, 2004 and for the year then ended;

(d) the Auditors' Report issued to the shareholders of the Bank on the consolidated financial statements as at October 31, 2003 and for the year then ended;

(e) the Management Proxy Circular dated January 13, 2005 in connection with the Bank's annual meeting of shareholders held on March 2, 2005, excluding those portions which, pursuant to National Instrument 44-101 of the securities regulatory authorities, are not required to be incorporated by reference;

(f) the Bank's Material Change Report dated July 4, 2005 concerning the appointment of Louis Vachon as President and Chief Executive Officer of National Bank Financial Inc. following the resignation of Kym Anthony;

(g) the Third Quarterly Report to shareholders of the Bank for the quarter ended July 31, 2005 which includes unaudited interim consolidated financial statements for the quarters ended July 31, 2005 and 2004 (the "Third Quarter Report"); and

(h) the Management's Discussion and Analysis contained in the Third Quarter Report at pages 4 - 9.

AUDITORS' CONSENT - 2003

We refer to the Pricing Supplement No. 2 dated October 18, 2005, relating to the offering of $500,000,000 Series 4 Medium Term Notes (Subordinated Indebtedness), to the Short Form Base Shelf Prospectus of National Bank of Canada (the "Bank") dated March 4, 2004 relating to the offering of Medium Term Notes of the Bank in an aggregate principal amount of up to $ 2,000,000,000 and the Prospectus Supplement dated October 18, 2005 (collectively the "Prospectus"). We have read the Prospectus and have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned Prospectus of our report to the shareholders of the Bank on the Consolidated Balance Sheet as at October 31, 2003 and the Consolidated Statements of Income, Changes in Shareholders' Equity and Cash Flows for the year then ended. Our report is dated November 28, 2003.

(signed) "Samson Bélair / Deloitte & Touche s.e.n.c.r.l."
Chartered Accountants
Montreal, Canada

October 18, 2005

(signed) "PricewaterhouseCoopers LLP"
Chartered Accountants
Montreal, Canada

October 18, 2005

AUDITORS' CONSENT - 2004

We refer to the Pricing Supplement No. 2 dated October 18, 2005, relating to the offering of $500,000,000 Series 4 Medium Term Notes (Subordinated Indebtedness), to the Short Form Base Shelf Prospectus of National Bank of Canada (the "Bank") dated March 4, 2004 relating to the offering of Medium Term Notes of the Bank in an aggregate principal amount of up to $ 2,000,000,000 and the Prospectus Supplement dated October 18, 2005 (collectively the "Prospectus"). We have read the Prospectus and have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned Prospectus of our report to the Shareholders of the Bank on the consolidated balance sheet as at October 31, 2004 and the Consolidated Statements of Income, Changes in Shareholders' Equity and Cash Flows for the year then ended. Our report is dated December 2, 2004.

(signed) "Samson Bélair / Deloitte & Touche s.e.n.c.r.l."
Chartered Accountants
Montreal, Canada

October 18, 2005


NATIONAL
BANK
OF CANADA

Press Release

For immediate release

National Bank of Canada announces $500 million offering of Medium Term Notes

Montreal, October 18, 2005 – National Bank of Canada (the "Bank") announced today that it intends to issue Series 4 Medium Term Notes (subordinated indebtedness) for gross proceeds of CAD$500 million. The net proceeds from the issuance of the Notes will be added to the general funds of the Bank and will be used for general banking purposes. The offering is scheduled to close on November 2, 2005.

The Bank will issue CAD$500 million of 4.70% Series 4 Notes, which will be dated November 2, 2005 and will mature on November 2, 2020. Interest on the Notes will be paid semi-annually at 4.70% per annum until November 2, 2015 and thereafter will be equal to the 90-day Bankers' Acceptance Rate plus 1% and will be payable quarterly.

The Series 4 Notes have been assigned a rating of A with a stable trend from Dominion Bond Rating Services Limited, A- from Standard & Poor's Rating Service and A2 with a stable outlook from Moody's Investors Service, Inc.

The offering of the Series 4 Notes is made pursuant to the Short Form Base Shelf Prospectus dated March 4, 2004, a Prospectus Supplement dated October 18, 2005 and a Pricing Supplement relating to the Series 4 Notes which will be filed by the Bank with the securities regulatory authorities in all provinces of Canada. National Bank Financial Inc. acted as lead agent for the offering and CIBC World Markets Inc. acted as co-lead agent. The other members of the group are RBC Capital Markets, BMO Nesbitt Burns Inc., HSBC Securities (Canada) Inc., Merrill Lynch Canada Inc., Scotia Capital Inc., TD Securities Inc., Laurentian Bank Securities Inc., Casgrain and Company Limited and J.P. Morgan Securities Canada Inc.

The Series 4 Notes have not been registered under the *U.S. Securities Act of 1933*, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. This press release shall not constitute an offer to sell in the United States.

About the National Bank of Canada
National Bank of Canada is an integrated group which provides comprehensive financial services to consumers, small and medium-sized enterprises and large corporations in its core market, while offering specialized services to its clients elsewhere in the world. The National Bank offers a full array of banking services, including retail, corporate and investment banking. It is an active player on international capital markets and, through its subsidiaries, is involved in securities brokerage, insurance and wealth management as well as mutual fund and retirement plan management. The National Bank has close to $110 billion in assets and, together with its subsidiaries, employs 17,049 people. The Bank's securities are listed on the Toronto Stock Exchange (NA:TSX). For more information, visit the Bank's website at www.nbc.ca.

-30-

Public Relations Department
National Bank of Canada
600 rue de La Gauchetière West
10th Floor
Montréal Quebec H3B 4L2

Information (*The telephone number provided below is for the exclusive use of journalists and other media representatives.*):

Josée Lagacé
Public Relations Department
National Bank of Canada
Tel.: (514) 394-6500